IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


BARRY BLANK, on behalf of           )
himself and all others              )
similarly situated,                 )
                                    )
                     Plaintiff,     )      C.A. No. 19567
                                    )
          v.                        )
                                    )
WILLIAM BELZBERG, HYMAN             )
BELZBERG, KEENAN BEHRLE,            )
BRUNO DISPIRITO, ROY DOUMANI,       )
BARBARA C. GEORGE, FRED KAYNE,      )
and WESTMINSTER CAPITAL, INC.,      )
                                    )
                     Defendants.    )


                            STIPULATION OF SETTLEMENT

     The parties to the above-captioned class action (the "Action"), by and through their respective attorneys, enter into the following Stipulation of Settlement (the "Settlement" or "Stipulation"), subject to the approval of the
Court:

     WHEREAS:

     A. Westminster Capital, Inc. ("Westminster" or the "Company") is a Delaware corporation, which provides packaging, point of display materials, and group purchasing services. The Company also originates and purchases business loans. Although shares of Westminster common stock (the "Shares") are traded on the American Stock Exchange, very few shares are traded on a daily basis and, as a result, there is not a liquid market for the Shares. For the three months ended on March 31, 2002, the average daily trading volume of the Shares was approximately 1,000 shares.

     B. On April 18, 2002, Westminster announced that it was commencing a tender offer (the "Offer") to purchase any and all shares of Westminster common stock at a price of $2.80 per Share (the "Offer Price"). The stated purpose of the Offer was to provide

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Westminster's stockholders with liquidity for their Shares. As of April 15,
2002, the last day prior to the announcement of the Offer on which Shares traded, the closing price was $2.00 per Share.

     C. A Special Committee of Westminster's Board, consisting entirely of independent directors, was created to consider and determine whether to recommend the Offer. The Special Committee retained its own legal counsel and financial advisor. In connection with recommending the Offer, the Special Committee received a written opinion from its financial advisor stating that the proposed $2.80 Offer Price was fair to Westminster's common stockholders from a financial point of view. Following the Special Committee's recommendation, the Westminster Board unanimously approved the Offer.

     D. Prior to the commencement of the Offer, certain Westminster directors who were not members of the Special Committee (I.E., William Belzberg, Hyman Belzberg, and Keenan Behrle) owned in the aggregate in excess of 50% of the Shares and stated that they did not intend to tender into the Offer. In connection with the Offer, the Company stated that it did not intend to pursue a merger, engage in a sale of control transaction, or otherwise liquidate the Company upon completion of the Offer. As a result, the Company did not determine what the fair value of the Shares might be in such a transaction.

     E. On April 19, 2002, Plaintiff Barry Blank ("Blank" or "Plaintiff") filed this Action in the Delaware Court of Chancery (C.A. No. 19567) on behalf of himself individually and on behalf of a purported class comprised of persons, other than Defendants (as defined below), who owned Westminster Shares at any time during the period from and including April 18, 2002 through and including June 21, 2002, and including successors in interest, assignees or transferees (the "Class"), against Westminster and its directors, William Belzberg, Hyman


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


Belzberg, Keenan Behrle, Bruno Dispirito, Roy Doumani, Barbara C. George, and Fred Kayne (collectively, the "Defendants"). At all relevant times, Plaintiff owned (and continues to own) 349,300 Shares.

     F. The initial Class Action Complaint alleged, INTER ALIA, that the Offer was unfair and constituted a breach of the Director Defendants' fiduciary duties, and requested that the Court preliminarily and permanently enjoin the Offer. On April 23, 2002, Plaintiff requested that the Court schedule a hearing on his Motion for a Preliminary Injunction. Based on its review of Plaintiff's initial complaint and after considering the arguments presented by Defendants, the Court declined to schedule a preliminary injunction hearing. The Court, however, permitted Plaintiff to file an amended complaint, and stated that Plaintiff could renew his application for a preliminary injunction hearing after filing his amended complaint.

     G. On April 30, 2002, Plaintiff filed his First Amended Complaint (the "Amended Complaint"), which (in addition to challenging the Offer as inadequate) further alleged that the Offer was coercive and that Defendants failed to fully and fairly disclose all material information related to the Offer. Thereafter, Plaintiff renewed his request that the Court schedule a hearing on his Motion for a Preliminary Injunction. After considering the arguments presented by the parties, the Court once again denied Plaintiff's request to schedule a preliminary injunction hearing.

     H. On May 24, 2002, Westminster announced that it had completed the Offer, and that a total of 1,382,413 shares were tendered, representing approximately 20.8% of the outstanding shares of Westminster common stock prior to the commencement of the Offer. Westminster also announced a subsequent


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

offering period, which was scheduled to expire on June 21, 2002. On June 21, 2002, Westminster announced the expiration of the subsequent offering period, and reported that a total of 1,593,022 Shares (representing approximately 60% of the Shares outstanding prior to the commencement of the Offer, excluding the Shares owned by Defendants or their affiliates) had been tendered during both the initial and subsequent offering periods. Following the expiration of the Offer, Westminster Shares continued to trade on the American Stock Exchange.

     I. On June 13, 2002, Defendants filed a motion to dismiss the Amended Complaint pursuant to Court of Chancery Rule 12(b)(6), which has not been briefed by the parties.

     J. The parties engaged in settlement discussions over the past several months. In connection with such discussions and so as to allow Plaintiff to fully evaluate his claims, Plaintiff has requested and been provided with significant confidential financial information relating to Westminster (the "Confidential Information"). Plaintiff, as well as his counsel and financial expert, have reviewed the Confidential Information. In addition, in October 2002, Plaintiff and his counsel met with certain members of Westminster's senior management who answered Plaintiff's questions regarding the Offer, as well as Westminster's financial condition and future prospects.

     K. Plaintiff, through his counsel, has made a thorough investigation of the facts and circumstances relevant to the Action, and to the matters set forth in the Amended Complaint. While Plaintiff believes that the claims asserted in the Action have merit, he also believes that the Settlement provided for herein will provide substantial benefits to the holders of Westminster Shares, which, when weighed against the attendant risks of continued litigation, warrant settlement of the claims. In addition to the benefits provided by the Settlement to the Westminster shareholders, Plaintiff has considered the expense and length of time necessary to


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prosecute the Action through trial; the defenses asserted by and available to
Defendants; the uncertainties of the outcome of the Action; and the fact that any resolution of the Action may be submitted for appellate review, as a consequence of which it could be many years until there is a final adjudication of the Action. In light of these considerations, Plaintiff and his counsel have engaged in protracted arm's-length negotiations with Defendants and their counsel in an attempt to achieve a fair, reasonable, and adequate outcome in the Action that it is in the best interests of the Westminster shareholders.

     L. Defendants have denied and continue to deny all claims of wrongdoing made in the Amended Complaint. Nonetheless, Defendants consider it desirable that the Action and the claims alleged therein be settled in the manner and on the terms and conditions hereinafter set forth, thereby putting to rest the claims that have been or might have been asserted by any party arising out of the matters alleged in the Amended Complaint, or set forth in this Stipulation, and thus avoiding the further risk, expense, inconvenience, and distraction of continued litigation.

     M. The parties have reached a settlement whereby all stockholders that tendered their Shares will receive an additional $.20 per share, such that they will have received a total of $3.00 per Share. In addition, pursuant to a merger (as described below), all other Westminster Shareholders will be entitled to receive $3.00 per Share, or to seek appraisal for their Shares. The additional consideration secured by the Plaintiff is approximately $460,000 in the aggregate.

     NOW, THEREFORE, subject to approval of the Court, pursuant to Court of Chancery Rule 23, the parties stipulate and agree as follows:


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


     1. As a result of plaintiff's efforts, Westminster shall pay an additional $.20 per share with respect to each share that was tendered during either the initial or subsequent offering periods at the $2.80 per share price (the "Additional Offer Consideration"). The Additional Offer Consideration (less a pro rata portion of any attorneys' fees awarded pursuant to Paragraph 9 below) shall be distributed to the Westminster stockholders who tendered their Shares in connection with the Offer (based on the number of Shares tendered by each such stockholder) within three (3) business days following the later of: (i) entry of the Order and Final Judgment approving the Settlement; (ii) the expiration of any applicable appeal period for the appeal of the Order and Final Judgment without an appeal having been filed, or if an appeal is taken, entry of an order affirming the Order and Final Judgment; or (iii) the dismissal of all claims or objections, if any, to the Merger disclosures or the Schedule 13e-3, described in Paragraph 4 below (the "Distribution Date").

     2. In order to facilitate the Merger described in Paragraph 3 below and so as to benefit the Class, within three (3) business days following the later of:
(i) the Distribution Date, or (ii) that date which is thirty (30) days following the filing of the Schedule 13e-3 with the Securities and Exchange Commission described in Paragraph 4 below, Westminster shall purchase and Blank shall sell all of the 349,300 Westminster Shares owned by Blank for a price of $3.00 per share (less a PRO-RATA portion of any attorneys' fees awarded pursuant to Paragraph 9 below).

     3. Within three (3) business days following the purchase of the shares from Blank described in paragraph 2 above, a newly formed Delaware corporation (the "Parent Corporation") owning at least ninety percent (90%) of Westminster's outstanding Shares shall consummate a merger with Westminster in accordance with 8 DEL. C. ss. 253, pursuant to which all outstanding Westminster Shares not owned by the Parent Corporation (the "Minority Shares") shall be converted into the right to receive $3.00 per share (less a pro rata portion of any attorneys' fees awarded pursuant to Paragraph 9 below) upon the delivery of such Shares in accordance with the transmittal instructions provided to the Westminster stockholders (the "Merger"). The Parent Company shall be owned by William Belzberg, Hyman, Belzberg, Keenan Behrle, and Greggory


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Belzberg, who, prior to the date of the Merger, shall have contributed their
Westminster Shares to the Parent Corporation for shares of the Parent
Corporation.

     4. Since this Settlement may constitute a "Rule 13e-3 transaction" (I.E., a going private transaction), Westminster shall file a Schedule 13e-3 with the Securities Exchange Commission within ten (10) business days following the entry of the Order of Final Judgment approving the Settlement. Westminster shall provide the Schedule 13e-3 to the holders of the Minority Shares, which schedule will, among other things, include a summary term sheet describing the Settlement and the Merger and advise the holders of the Minority Shares of their Appraisal Rights under 8 DEL. C. ss. 262. At least three (3) days prior to filing the
Schedule 13e-3 with the Securities and Exchange Commission, Westminster shall provide Plaintiff and Plaintiff's counsel the opportunity to review and comment on the Schedule 13e-3, and shall incorporate any reasonable proposals made by Plaintiff or Plaintiff's counsel. Because the Merger is a part of this Settlement, any claim or objection relating to the Merger disclosures or the
Schedule 13e-3 by any member of the Class must be made in writing to the Court no later than the expiration of any applicable appeal period for the Order of Final Judgment, or such claims shall be released and waived.

     5. As soon as practicable after the execution of the Stipulation, the parties shall jointly apply to the Court for the entry of a scheduling order (the "Scheduling Order") in the form attached hereto as Exhibit A, which includes provisions, among others, that:

     (a) Provide for the certification of the Action, for purposes of the Settlement only, as a class action pursuant to Court of Chancery Rules 23(a),
(b)(1) and (b)(2) (with no opt-out rights) on behalf of the Class.

     (b) Preliminarily certify the Class pursuant to Court of Chancery Rules 23(a), (b)(1) and (b)(2) (with no opt-out rights), and preliminarily certify Barry Blank as a representative of the Class; and,

     (c) Provide for the Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing (the "Notice"), in the form attached hereto as Exhibit B.


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

     6. Westminster shall assume the administrative responsibility of providing the Notice in accordance with the Scheduling Order. Prior to the Settlement Hearing, Westminster shall file with the Court an appropriate affidavit evidencing its mailing of the Notice to the Class. Westminster will pay all costs incurred in identifying and notifying by mail the members of the Class, including the printing and copying of the Notice.

     7. If this Settlement is approved by the Court following a hearing, the parties shall jointly request an Order and Final Judgment in the form attached hereto as Exhibit C:

     (a) Approving this Settlement, adjudging the terms thereof to be fair, reasonable and adequate, and directing consummation of the terms and provisions of the Settlement;

     (b) Certifying the Class pursuant to Court of Chancery Rules 23(a), (b)(1) and (b)(2) (with no opt-out rights), and certifying Barry Blank as a representative of the Class; and,

     (c) Dismissing the Action with prejudice, on the merits, and without costs (except as set forth in paragraphs 9 below);

     (d) Providing that the settled claims shall include all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, contingent or absolute, known or unknown, matured or unmatured, disclosed or undisclosed that have been or could have been asserted in the Action or in any court, tribunal or proceeding by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against any or all of the Defendants or any of their respective subsidiaries, parents, affiliated or related companies, their past, present, and future officers, directors, stockholders, attorneys, employees, insurers, legal representatives, and agents, and their respective heirs, executors, administrators and assigns (collectively, "Defendants' Affiliates"), which have arisen, could have arisen, arise now, or relate in any manner to the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause set forth,


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


embraced, involved or otherwise related to the Amended Complaint filed in the Action, the Offer, the Merger, and any public filings or statements by Defendants in connection with the Offer or the Merger (the "Settled Claims"); PROVIDED, HOWEVER, that the Settled Claims shall not include the right of Plaintiff, any members of the Class, Defendants or Defendants' Affiliates to enforce the terms of the Settlement;

     (e) Permanently enjoining the prosecution of all Settled Claims;

     (f) Reserving jurisdiction for the purpose of effectuating the Settlement; and,

     (g) Awarding, if appropriate, payment of Plaintiff's attorneys' fees and expenses relating to the prosecution of the litigation to be paid out of the funds otherwise payable to the Class.

     8. The approval by the Court of the terms of the Settlement set forth in the Stipulation shall be considered a final judgment (a) if no objection to the Settlement is made in the Court of Chancery, or (b) if an objection is made, upon the affirmance by a court of last resort, or by virtue of lapse of time or otherwise, so that such approval shall no longer be subject to appeal or further review.

     9. Plaintiff or his attorneys intend to petition the Court for an award of attorneys' fees and costs in the amount of $125,000. Plaintiff and Defendants agree that any fees awarded by the Court shall be paid solely out of the amounts otherwise payable to the Class pursuant to Paragraphs 1, 2, and 3 above.

     10. This Stipulation and all negotiations, documents, statements, transactions, and proceedings in connection therewith shall not constitute or be construed to be, or used in any civil, criminal, or administrative proceedings or actions, as evidence of an admission or concession on the part of any of the parties or the estates of any former parties with respect to any claim of wrongdoing or liability asserted by or against them in the Action and shall not be construed as, or deemed to be evidence of, an admission or concession that Plaintiff or any members of the class (as


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


defined herein), the Company, their subsidiaries, or any stockholder of the Company has suffered any damages, or of any lack of merit in the Plaintiff's claims. This Stipulation and all negotiations, documents, transactions, statements, and proceedings in connection herewith shall not be offered or received in evidence in any other actions or proceedings as evidence of, or as an admission or concession of, any liability, wrongdoing, or damages to any parties; provided, however, that the parties may file and use this Stipulation, the Order and Final Judgment, and the documents relating thereto (the "Settlement Documents") in any action or proceedings as may be necessary to consummate or enforce this Settlement and, provided further, that Defendants, the estates of any former parties, the Company, any other present or former director, officer, or employee of the Company, and any of their predecessors or successors in interest may file and use the Settlement, the Order and Final Judgment, and all documents relating thereto, in any action to support a defense of RES JUDICATA, collateral estoppel, release, good faith settlement, judgment bar, or reduction or any other theory of claim preclusion or issue preclusion or similar defense. Nothing contained in the preceding sentence authorizes the use of the Settlement Documents in the defense of a claim by Plaintiff or any members of the class (as defined herein) unless such claim is a Settled Claim as specifically described in Paragraph 7(d) above.

     11. If this Settlement shall not be approved by the Court, or if the Court approves the Settlement and an appeal is taken therefrom, and, on appeal, the judgment of approval should be reversed, then, and in any of these events, the Settlement shall become null and void for all purposes and all negotiations, transactions, and proceedings connected with it (a) shall be without prejudice to the rights of any party, (b) shall not be deemed or construed as evidence or an admission by any party of any fact, matter, or thing, (c) shall not be admissible in evidence or used in any subsequent proceedings in this action or any other action or proceedings, and (d) no party shall be entitled to reimbursement from any other party for notification costs.


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

     12. The administration of the Settlement and the determination of all disputed questions of law and fact relating to the Settlement shall be under the authority of the Court of Chancery, and the Court will retain jurisdiction to enforce and interpret the Settlement.

     13. This Stipulation sets forth the full agreement and understanding between Plaintiff and Defendants regarding the subject matter hereof. No amendment, change or modification of any provision of this Settlement, or any waiver thereof, shall be effective unless in writing and duly executed. Except for the representations set forth in this Stipulation, no party has made representations of any kind to induce any other party to enter into this Settlement and Order, and Plaintiff and Defendants covenant and agree not to sue one another on the ground of fraud, omission, misrepresentation or any similar ground in connection with this Settlement. This Stipulation of Settlement shall be binding upon the parties, their heirs, successors and assigns.

     14. This Stipulation may be executed in two or more counterparts.


                                   SMITH KATZENSTEIN & FURLOW


                                   By: /s/ Craig B. Smith, by DAJ
                                       ------------------------------
                                       Craig B. Smith, Esquire
                                       800 Delaware Avenue
                                       Wilmington, DE 19899
                                       302-652-8400
                                       Attorneys for Plaintiff


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



                                   POTTER ANDERSON & CORROON LLP

                                   By: /s/ Kevin R. Shannon
                                       ------------------------------
                                       Kevin R. Shannon
                                       John M. Seaman
                                       Hercules Plaza
                                       1313 North Market Street
                                       P.O. Box 951
                                       Wilmington, Delaware 19801
                                       (302) 984-6000
                                       Attorneys for Defendants
                                       William Belzberg, Hyman Belzberg,
                                       Keenan Behrle, Bruno Dispirito, and
                                       Westminster Capital, Inc.


                                   YOUNG, CONAWAY, STARGATT & TAYLOR


                                   By: /s/ Danielle B. Gibbs
                                       ------------------------------
                                       David C. McBride
                                       Danielle B. Gibbs
                                       1000 West St., 17th Floor
                                       Wilmington, DE  19899
                                       Attorneys for Defendants
                                       Roy Doumani, Barbara C. George, and
                                       Fred Kayne


Dated:  January ___, 2003

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